UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549
                  ----------------------------------

                          SCHEDULE SC 14F1

                        INFORMATION STATEMENT

Pursuant to Section 14(F) of the Securities Exchange Act of 1934 and Rule 14F-1 thereunder

                       Northern Empire Energy Corp.
               (formerly known as Political Calls, Inc.)
             ---------------------------------------------
            (Name of Small Business Issuer in its charter)


            Nevada                     0-52725             20-4765268
 ----------------------------       ------------       ------------------
 (State or other jurisdiction       (Commission          (IRS Employer
      of incorporation)             File Number)       Identification No.)

               118 8th Ave. NW, Calgary, Alberta  T2M 0A4, Canada
     ----------------------------------------------------------------------
                   (Address of principal executive offices)

                             (250) 951-0497
                       ---------------------------
                       (Issuer's telephone number)

                               INTRODUCTION


This Information Statement is being furnished to holders of record of shares of common stock, par value $0.001 per share (the "Common Stock"), of Northern Empire Energy Corp., formerly known as Political Calls, Inc., a Nevada corporation, (the "Company") on November 17, 2008, pursuant to Section 14(f) of the Securities Exchange Act of 1934 as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder, in connection with a proposed change in the membership of the Board of Directors of the Company.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH A VOTE OF THE COMPANY'S STOCKHOLDERS.

On November 17, 2008, there were 423,100 shares of Common Stock outstanding. Each share of Common Stock is entitled to one vote on the election of directors.

Effective November 17, 2008, the Company entered into an Option Agreement with Maguire Resources Ltd., a corporation having an office at 300-840 6th Ave SW T2P 3E5 in the City of Calgary, in the Province of Alberta, Canada. Maquire has granted an option to the Registrant to earn a 40% interest in the Turin Project subject to a 31% G.O.R. (Gross Overriding Royalty) by incurring 100% of the drilling and completion costs in a five well drilling program. This a non-operating working interest and/or royalty owner participation position in oil and gas project is located in the Turin area of south-east Alberta, Canada, specifically section 28, township 10, range 19 west of the 4th meridian.

The Company will issue 18,000,000 unregistered restricted shares from its treasury to for $180,000 to the new incoming director and officer. The funds to purchased this unregistered restricted shares will be used to further capitalize the Company.

These newly issued shares will not be registered under the Securities Act of 1933, as amended (the "Act") and are to be issued in the reliance upon the exemption from registration provided by section 4(2) of the Act, on the basis that the transaction does not involve a public offering. The shares of common stock issued will contain a legends restricting transferability absent registration or applicable exemption.

Further, the one original founder of the Company, who owns 361,900 common shares has agreed to cancel his 361,900 in exchange for $50,000. These shares will be cancelled and returned to the Corporate Treasury, on the Effective Date.

Following the November 17, 2008 Effective Date, two Incoming Directors will be appointed by the Company's Board to replace the one Outgoing Director of the Company. The change in directors is intended to be effective at the Effective Date, but no earlier than ten (10) days after the date on which this Information Statement is filed with the Securities and Exchange Commission (the "Commission") and mailed to all holders of record of the Company's Common Stock.



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


                               VOTING SECURITIES

There are currently 423,100 shares of the Company's Common stock outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the shareholders. Upon the Effective Date, and after the cancellation of shares, there will be: 423,100 shares of the Company's Common Stock issued and outstanding, each of which will entitle the holder thereof to one vote on each matter which may come before a meeting of the shareholders.


                        SECURITY OWNERSHIP OF CERTAIN
                      BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of November 14, 2008 hereof with respect to the beneficial ownership of the outstanding shares our common stock by (i) our officers and directors; (ii) each person known by us to beneficially own five percent (5%) or more of our outstanding shares; and (iii) our officers and directors as a group.


                                        AMOUNT AND
                                        NATURE OF
TITLE OF    NAME OF BENEFICIAL          BENEFICIAL        PERCENT OF
CLASS       OWNER AND POSITION          OWNERSHIP            CLASS
-----------------------------------------------------------------------------
Common      David Gallagher (3)           361,900            85.5%
            President,
            Secretary, Director
------------------------------------------------------------------------------
All Executive Officers as
       a Group (1 person)                 361,900            85.5%




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


                                CHANGES IN CONTROL

In connection with the Agreement, the Company will issue 18,000,000 unregistered restricted shares of Common Stock to Jeffrey Cocks for $180,000. At the same time, the current director and officer will resign his position as a director and officer of the Company. At the Effective Date, and following delivery and filing of this Schedule, the two Incoming Directors will become the members of the Board. As a result of this change and the number of shares being issued, the Company will have experienced a change in control.

The Company knows of no other arrangements or events, the happening of which will result in a change in control.


                               LEGAL PROCEEDINGS

No material legal proceedings, to which the Company is a party or to which the property of the Company is subject, is pending or is known by the Company to be contemplated. Also, the Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or the Incoming Directors, incoming executive officers, future beneficial owner or any affiliate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

                      DIRECTORS AND EXECUTIVE OFFICERS

As described above, in connection with the Agreement, Mr. David Gallagher, the Company's founder will resign as President and a director of the Company, as of the Effective Date. The following information relates to the individuals who will become the Incoming Directors and executive officers of the Company upon the Effective Date and the filing and delivery of this Schedule.

Name                Age                 Position
-------------       ---                 ------------------------------------
Jeffrey Cocks       45                  Chairman & CEO
Peter Forrest       67                  Director
----------------------------------------------------------------------------


Biography of Jeffrey Cocks, Chairman & CEO
------------------------------------------

Jeffrey Cocks has an extensive financial, operational and administrative background, having over twenty years experience with junior resource companies. Mr. Cocks has managed numerous multi-million dollar exploration programs throughout the world for several junior resource companies. From 1998-2002 and again in 2004-2005 Mr. Cocks was part of a group of Companies that discovered and developed the Petaquilla Deposit, in the Republic of Panama and the Mount Kare Gold Deposit, in Papua New Guinea. In excess of $100 million in capital was raised and expended in the development of the Petaquilla and Mount Kare deposits. Mr. Cocks is currently President of Britannica Resources Corp (TSX.V-
BRR) and a director of Northern Star Mining Corp. (TSX.V-NSM) junior gold exploration companies with advanced projects in Quebec, Canada. Mr. Cocks has served as a director/officer for numerous public companies both in the United States and Canada. Mr. Cocks completed the Canadian Securities Course in 1987 and the Securities Continuous Disclosure Program for Directors and Officers, through Simon Fraser University in 1996.

Biography of Peter Forrest, Director
------------------------------------

Peter Forrest, P. Eng. has over 40 years in the resource business. During the past five years Mr. Forrest has focused on the oil and gas wire line services. Mr. Forrest provides project management skills to prospect evaluations, corporate matters, lease acquisitions, lease presentations, negotiations, contracting specialists and other related matters. During his career, Mr. Forrest has been involved in the field supervision of large open pit mining operations, project engineering and management roles both internationally and in Canada. He has worked for the Alberta Energy Utilities Board, metal mines, oil sand operations and coalmine operations engineering. Throughout his career, Mr. Forrest has had a keen interest in operational research projects, field-testing products and resolving problems using innovative ideas and products by recognizing applications across various industries.

                 CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS


Through a Board Resolution, the Company hired the professional services of Moore & Associates, Chartered, Certified Public Accountants, to perform audited financials for the Company. Moore & Associates, Chartered own no stock in the Company. The company has no formal contracts with its accountants, they are paid on a fee for service basis.



                      SECTION 16(a) BENEFICIAL OWNERSHIP
                               REPORTING COMPLIANCE

Based solely on a review of Forms 3 and 4, and amendments thereto furnished to the Company under Rule 16a-3(e) promulgated under the Securities Exchange Act of 1934 during the most recent fiscal year, and Form 5 and amendments thereto furnished to the Company with respect to its most recent fiscal year, the founder the Company has not been timely with the filing of each of the Form 3s as required under Section 16(a) of the Securities Exchange Act of 1934.

                BOARD COMMITTEES AND OTHER BOARD INFORMATION

The Board of Directors of the Company does not have an audit, nominating or compensation committee. Instead, the Board itself performs such functions. during the fiscal year ended December 31, 2007.


                 COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The Company's executive officer did not receive any compensation or other remuneration in his capacity as such during the year ended December 31, 2007 or to date in 2008. Mr. Gallagher, the Company's sole employee, presently serves without compensation. There were no stock options granted, exercised or held by any executive officer during the current fiscal year.

DIRECTOR COMPENSATION

The Company's directors presently serve without compensation, but are entitled to reimbursement for reasonable and necessary expenses incurred on behalf of the Company.


BOARD COMMITTEES

The Company does not have standing audit, nominating and compensation committees of the Board of Directors, or committees performing similar functions.

BOARD MEETINGS

There has been two meetings of our Board of Directors over the year. The sole director, Mr. Gallagher, has approved the Option Agreement with Maguire Resources Ltd., and the change of directors in accordance with Section 78.135 of General Corporation Law of the State of Nevada and Article 3 Section 2 of the Company's By-laws.


ANNUAL SHAREHOLDERS MEETING

In accordance with Article II Section 1 of the Company's By-laws, the annual meeting of shareholders will be held on such date and at such time as designated from time to time for the purpose or electing directors of the corporation and to transact all business as may properly come before the meeting on such other day as fixed by the Board of Directors.



                                 SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Northern Empire Energy Corp.
                                   (formerly known as Political Calls, Inc.)
                                   -----------------------------------------
                                                Registrant


November 17, 2008                    By: /s/  David Gallagher
-----------------                    --------------------------------------
                                              David Gallagher
                                              Outgoing Director & President


November 17, 2008                    By: /s/  Jeffrey Cocks
-----------------                    --------------------------------------
                                              Jeffrey Cocks
                                              Incoming Director & CEO


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